UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 3

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2025

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Lawrence J. Verhelst, Esq.

Cravath, Swaine & Moore LLP

100 Cheapside

London EC2V 6DT

United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit XV: December 2025 European Investment Bank Group Risk Management Disclosure Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 6th day of August, 2026.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Cyril Rousseau
Cyril Rousseau
Director General
Finance Directorate

by
/s/ Silke Weiss
Silke Weiss
Head of Funding
Non-Core Currencies and Special Transactions

EXHIBIT INDEX

Exhibit	Document

XV	December 2025 European Investment Bank Group Risk Management Disclosure Report.